Exhibit 99.1

Cenovus named to Climate Disclosure Leadership Index

Company selected for fourth year in a row

CALGARY, Alberta (October 1, 2013) – Cenovus Energy Inc. (TSX, NYSE: CVE) is being recognized again for its leadership in the reporting of greenhouse gas (GHG) emissions with its inclusion in the 2013 Canada 200 Climate Disclosure Leadership Index. This is the fourth consecutive year that Cenovus has been named to the index which is published by CDP (formerly known as the Carbon Disclosure Project).

“At Cenovus, we’ve made a promise to produce energy resources responsibly,” said Sheila McIntosh, Cenovus Executive Vice-President, Environment & Corporate Affairs. “This recognition is a testament to the transparency of our environmental reporting. We’ll continue to focus on minimizing our greenhouse gas emissions and maintaining our high standards of emissions disclosure.”

CDP’s annual Canada 200 Climate Disclosure Leadership Index (previously the Canada 200 Carbon Disclosure Leadership Index) highlights the largest 200 companies (by market capitalization) listed on the Toronto Stock Exchange that have demonstrated excellence in reporting GHG emissions and have a good understanding of GHG related issues affecting the company.

“Canadian companies that score highly enough to be included in the Climate Disclosure Leadership Index are responding to the call for greater corporate climate accountability,” said Paul Simpson, CDP Chief Executive Officer. “They have demonstrated leading practices in the measurement and disclosure of greenhouse gas emissions and energy use, and transparency in their climate change strategy.”

“We want our stakeholders to be able to track our progress so they can be proud of how we develop our oil and gas assets,” said Jon Mitchell, Cenovus Director, Environment Policy & Strategy. “In addition to working with CDP, we also voluntarily disclose information about our environmental performance through our annual corporate responsibility report.”

Cenovus’s corporate responsibility report is available at cenovus.com/responsibility. The 2013 Climate Disclosure Leadership Index survey was conducted on behalf of 722 investment companies around the world that manage US$97 trillion in assets. The full list of companies included in the 2013 Canada 200 Climate Disclosure Leadership Index is available at cdp.net.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit cenovus.com.

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Carbon Disclosure Project

CDP is an international, not-for-profit organization providing the only global system for companies and cities to measure, disclose, manage and share vital environmental information. CDP works with market forces to motivate companies to disclose their impacts on the environment and natural resources and take action to reduce them. CDP now holds the largest collection globally of primary climate change, water and forest risk commodities information and puts these insights at the heart of strategic business, investment and policy decisions. Visit cdp.net to find out more.

CENOVUS CONTACT

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403-766-7751